January 18, 2012 Ms. Sherry Haywood Staff Attorney U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Renewable Fuel Corp. (the “Company” or “Issuer”)
Registration Statement on Form S-1
File No. 333-170542

Dear Ms. Haywood:

We hereby request acceleration of the effectiveness of the above registration statement to Monday, January 23, 2012 at 10 a.m., or such later time or date as is practical.

We hereby acknowledge that:

•	Should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/ William Van Vliet,
Chairman and CEO